SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                           Reconditioned Systems, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   756240305
                                (CUSIP Number)

                                Mr. Jonas Siegel
                              Granite Capital, L.P.
     126 East 56th Street, 25th Floor, New York, New York 10022 (212) 407-3352
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                 December 19, 1997
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  [page 1 of 11]



13D
CUSIP No. 756240305
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Granite Capital, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                331,117
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                331,117
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 331,117
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)              22.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                 [page 2 of 11]





     The Schedule 13D (the "Schedule 13D"), initially filed on September 3, 1996 by Granite Capital, L.P., a Delaware limited partnership ("Granite Capital"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Reconditioned Systems, Inc., an Arizona corporation (the "Company"), whose principal executive offices are located at 444 West Fairmont, Tempe, Arizona 85282, is hereby amended by this Amendment No. 1 to the Schedule 13D as follows.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

       231,117 shares of Common Stock were acquired upon the mandatory conversion of the Series A Convertible Preferred Stock, no par value per share (the "Preferred Stock"), and all accrued and unpaid dividends thereon, which Granite Capital formerly owned, on August 12, 1996. The Preferred Stock was purchased in 1994 and was purchased by Granite Capital with working capital. The total amount of funds used by Granite Capital to purchase the Preferred Stock owned by it was $480,011.

       100,000 shares of Common Stock (the "Additional Common Stock") were acquired pursuant to a stock purchase agreement (the "Stock Purchase Agreement"), dated as of December 19, 1997, among Quota Fund, N.V., a Netherlands Antilles corporation, as seller (the "Seller"), Granite Capital and the other purchasers listed in Schedule 1 to the Stock Purchase Agreement. The Additional Common Stock was purchased by Granite Capital for $150,000 and was purchased with working capital.

Item 4.     Purpose of Transaction.

The first sentence of the first paragraph of Item 4 is deleted and restated as follows:

       The purpose of the acquisitions of the shares of the Preferred Stock and the Additional Common Stock by Granite Capital was for investment.







                                 [page 3 of 11]




Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

              (a) As of the close of business on December 19, 1997, Granite Capital owned 331,117 shares of Common Stock representing 22.5% of the issued and outstanding shares of Common Stock. The share percentage used in this Item 5(a) and elsewhere in this Amendment No. 1 to the Schedule 13D is calculated based upon the 1,473,950 shares of Common Stock outstanding as of November 6, 1997, as reflected in the Company's Form 10-QSB for the quarterly period ended September 30, 1997.

              (b) Granite Capital has the sole power to vote and dispose of the 331,117 shares of Common Stock owned by it.

              (c) Granite Capital purchased the Additional Common Stock for $150,000 pursuant to the Stock Purchase Agreement, dated as of December 19, 1997, among the Seller, Granite Capital and the other purchasers listed in
Schedule 1 to the Stock Purchase Agreement.

              (d) Not applicable.

              (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

       Other than the Stock Purchase Agreement, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

       A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1.









                                [page 4 of 11]




                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 13, 1998


                                    GRANITE CAPITAL, L.P.

                                    By:  /s/ Walter F. Harrison, III
                                         Walter F. Harrison, III
                                         General Partner

                                    By:  /s/ Lewis M. Eisenberg
                                         Lewis M. Eisenberg
                                         General Partner




























                                [page 5 of 11]




                                   EXHIBIT 1

                           Stock Purchase Agreement
                           ------------------------

     Stock Purchase Agreement (the "Agreement"), dated as of December 19, 1997, by and among Quota Fund, N.V., a Netherlands Antilles corporation (the "Seller"), and Wayne Collignon ("Collignon"), Dirk Anderson ("Anderson"), Granite Capital L.P., ("Granite"), Generation Capital Assoc. ("Generation"), William J. Hopke ("Hopke"), Warren Palitz ("Palitz") and Scott W. Ryan ("Ryan") (each of Collignon, Anderson, Granite, Generation, Hopke, Palitz and Ryan, a "Purchaser" and collectively, the "Purchasers").

     1. Purchase and Sale of the Shares. Subject to the terms of this Agreement, the Seller hereby agrees to sell, convey, assign and deliver to each Purchaser, and each Purchaser hereby agrees to purchase, acquire and accept from the Seller, the number of shares (the "Shares") of common stock, no par value (the "Common Stock"), of Reconditioned Systems, Inc. ("RSI") listed next to such Purchaser's name on Schedule 1 attached hereto.

     2. Consideration. Subject to the terms of this Agreement, in consideration of the aforesaid sale, conveyance, assignment and delivery of the Shares, each Purchaser hereby agrees to deliver, or cause to be delivered, to the Seller, the purchase price, in cash, listed next to such Purchaser's name on Schedule 1 attached hereto (the "Purchase Price"), representing a price per Share of U.S. $1.50.

     3. Delivery by the Purchasers. Each Purchaser shall deliver the Purchase Price, by wire transfer of immediately available funds to the following account, pursuant to the following instructions:

                      The Bank of New York
                      ABA #021-000018
                      Account#:  8540-90-5100
                      Account Name:  Arnold and S. Bleichroeder
                      F/A/O: Quota Fund, N.V.
                      Account #:  0063060
                      Attention:  Jonathan Seligson

     4. Delivery by the Seller. As soon as the aggregate Purchase Price has been received by the Seller with respect to all of the Purchasers, the Seller shall give irrevocable instructions to the transfer agent to deliver to the Purchasers or their nominee(s) a stock certificate or certificates representing the Shares, duly endorsed in blank or with stock powers duly executed by it, in proper form for transfer, provided, that such stock certificates may have legends affixed to the effect that the Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be sold, assigned or otherwise transferred except in compliance with the Act and that RSI may place "stop transfer" instructions with respect to the Shares with its transfer agent.

                                [page 6 of 11]



     5. Representations and Agreements of the Seller. The Seller represents and warrants to each Purchaser as follows:

         a. Organization and Corporate Power. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Seller has all requisite legal and corporate power to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement.

         b. Authorization. All corporate action on the part of the Seller necessary for the authorization, execution, delivery and performance of this Agreement and the authorization, sale and delivery of the Shares, has been taken. This Agreement has been duly and validly executed and delivered by the Seller, and constitutes a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms. The execution of this Agreement and the performance by the Seller of its obligations hereunder do not conflict with or violate any agreement to which the Seller is a party or is bound or any law applicable to the Seller. No consent of or filing with any third party, including governmental authorities (other than disclosure forms to be filed with governmental or regulatory agencies, including Schedule 13D and Form 4 filings), is required for the Seller to execute and deliver this Agreement and effect the transactions contemplated by this Agreement (without giving effect to any consents or filings which may be required as a result of the status or operations of the Purchasers).

         c. Title and Related Matters. Upon delivery of the Shares as contemplated by Section 3 hereof within the Sate of New York, each Purchaser will acquire good title to the Shares (assuming that such Purchaser is a bona fide Purchaser within the meaning of Section 8-302 of the New York Uniform Commercial Code) free and clear of all adverse claims (as defined in Section 8-302 of the New York Uniform Commercial Code).

         d. Evaluation of Transaction. The Seller has sufficient knowledge and experience in financial, investment and business matters so as to independently evaluate the merits of selling the Shares to the Purchasers and the Seller is able to make, and has made, an informed investment decision with respect thereto.

     6. Representations and Agreements of Purchasers. Each Purchaser, severally, for itself only, represents and warrants to the Seller as follows:

         a. Organization and Power. If such Purchaser is an entity, such Purchaser is organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Such Purchaser has all requisite legal power to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement.




                                [page 7 of 11]



         b. Authorization. If such Purchaser is an entity, all actions on the part of such Purchaser necessary for the authorization, execution, delivery and performance of this Agreement have been taken. This Agreement has been duly and validly executed and delivered by such Purchaser and constitutes a valid and binding agreement of such Purchaser, enforceable against such Purchaser in accordance with its terms. The execution of this Agreement and the performance by such Purchaser of its obligations hereunder do not conflict with or violate any agreement to which such Purchaser is a party or any law applicable to such Purchaser. No consent of or filing with any third party, including governmental authorities (other than disclosure forms to be filed with governmental or regulatory agencies, including Schedule 13D and Form 4 filings), is required for such Purchaser to execute and deliver this Agreement and effect the transactions contemplated by this Agreement (without giving effect to any consents or filings which may be required as a result of the status or operations of the Sellers).

         c. Investment Representations. (i) Each Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares, has independently evaluated the merits of purchasing the Shares and has made an informed, independent investment decision with respect thereto. Each Purchaser has been given the opportunity to examine all documents provided by, conduct due diligence and ask questions of, and to receive answers from, either the Seller or RSI and their respective representatives concerning the terms and conditions of an investment in the Shares. Each Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Act) thereof in violation of the Securities Act. Each Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Act or an exemption from such registration is available. Each Purchaser (except for Collignon and Anderson) is an "accredited investor" within the meaning of Rule 501 of Regulation D of the Securities and Exchange Commission.

         (ii) In addition to the representations and agreements contained in c(i) above, each of Collignon and Anderson further represent and warrant that each is a senior officer and existing stockholder of RSI and as such is in a position and has access to sufficient information concerning RSI to make an informed decision with respect to an investment in the Shares.

     7. Binding Effect; Assignment. This Agreement is not assignable by either party, unless the prior written consent of the other parties hereto is obtained. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Seller and its successors and permitted assigns with respect to the obligations of each Purchaser under this Agreement, and to the benefit of such Purchaser and its successors and permitted assigns with respect to the obligations of the Seller under this Agreement.

     8. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

                                [page 8 of 11]



     9. Governing Law. This Agreement shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.












































                                [page 9 of 11]




     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth above.

                                             QUOTA FUND, N.V.


                                             By:  __________________________
                                                  Name:
                                                  Title:


                                             By:  __________________________
                                                  Wayne Collignon


                                             By:  __________________________
                                                  Dirk Anderson


                                             GRANITE CAPITAL, L.P.


                                             By:  __________________________
                                                  Name:
                                                  Title:


                                             GENERATION CAPITAL ASSOC.


                                             By:  __________________________
                                                  Name:
                                                  Title:


                                             By:  __________________________
                                                  William J. Hopke


                                             By:  __________________________
                                                  Warren Palitz


                                             By:  __________________________
                                                  Scott W. Ryan








                                [page 10 of 11]



                                  Schedule 1


Purchaser                            Shares               Purchase Price
---------                            ------               --------------

Wayne Collignon                      50,000                 $ 75,000
Dirk Anderson                        50,000                 $ 75,000
Granite Capital, L.P.               100,000                 $150,000
Generation Capital Assoc.            50,000                 $ 75,000
William J. Hopke                     50,000                 $ 75,000
Warren Palitz                        89,548                 $134,322
Scott W. Ryan                       100,000                 $150,000






































                                [page 11 of 11]